3 Sisters Garlic LLC

Profit and Loss
January 1 - November 1, 2022

	TOTAL
Income	
Discounts given	-404.80
Sales	120,203.98
Total Income	**$119,799.18**
Cost of Goods Sold	
Cost of Goods Sold	108.44
Shipping	2,836.22
Total Cost of Goods Sold	**$2,944.66**
GROSS PROFIT	**$116,854.52**
Expenses	
Advertising & Marketing	10,172.69
Advertising/Promotional	825.00
Bank Charges & Fees	100.24
Car & Truck	8,780.79
Contractors	1,200.00
Insurance	291.28
Job Supplies	1,729.49
Legal & Professional Services	370.00
Meals & Entertainment	269.59
Office Supplies & Software	4,402.43
Other Business Expenses	1,150.00
QuickBooks Payments Fees	52.44
Rent & Lease	13,463.11
Supplies & Materials	35,498.18
Taxes & Licenses	30.00
Uncategorized Expense	4.99
Utilities	5,289.37
Total Expenses	**$83,629.60**
NET OPERATING INCOME	**$33,224.92**
NET INCOME	**$33,224.92**

3 Sisters Garlic LLC

Balance Sheet
As of November 1, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	-55.02
Business Credit Card	25,258.63
Dues	360.00
Dumpster Fee	240.00
Equipment	18,597.14
Event Fee	615.00
Fertilizer/seeds	222.00
Internet Access	553.93
KeyBank Basic Business Checking (2159)	31,534.71
Niagara County Micro Grant Repayment	-9,446.00
Payroll	158.40
Pitney Bowes	2,071.88
Postage	133.60
QuickBooks Checking Account	1,138.31
Raw Product Supplies	8,837.82
Seed Supplies	600.00
shipping supplies	1,529.22
Total Bank Accounts	**$82,349.62**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	16,475.03
Undeposited Funds	1.36
Total Other Current Assets	**$16,476.39**
Total Current Assets	**$98,826.01**
TOTAL ASSETS	**$98,826.01**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable Loan	-8,636.57
Square Loan	3,150.00
Total Long-Term Liabilities	**$ -5,486.57**
Total Liabilities	**$ -5,486.57**

3 Sisters Garlic LLC

Balance Sheet
As of November 1, 2022

	TOTAL
Equity	
Opening Balance Equity	-3,053.65
Owner's Investment	60,564.24
Retained Earnings	13,577.07
Net Income	33,224.92
Total Equity	**$104,312.58**
TOTAL LIABILITIES AND EQUITY	**$98,826.01**

3 Sisters Garlic LLC

Statement of Cash Flows
January 1 - November 1, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	33,224.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory	-7,145.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,145.00**
Net cash provided by operating activities	**$26,079.92**
FINANCING ACTIVITIES	
Notes Payable Loan	-18,113.57
Square Loan	1,950.00
Opening Balance Equity	3,889.96
Owner's Investment	19,268.00
Net cash provided by financing activities	**$6,994.39**
NET CASH INCREASE FOR PERIOD	**$33,074.31**
Cash at beginning of period	49,276.67
CASH AT END OF PERIOD	**$82,350.98**